Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Cesca Therapeutics Inc. for the registration of up to $50,000,000 of common stock, preferred stock, warrants to purchase common stock or preferred stock, debt securities (which will not exceed $10,000,000) and/or units consisting of common stock, preferred stock, warrants and debt securities or any combination of these securities, in one or more transactions and to the incorporation by reference therein of our report dated November 8, 2013, with respect to the consolidated financial statements of MK Alliance, Inc. included in the Current Report on Form 8-K of Cesca Therapeutics Inc., as of and for the years ended December 31, 2012 and December 31, 2011 filed with the Securities and Exchange Commission on February 25, 2014.

/s/ Ernst & Young LLP

Sacramento, California
May 21, 2014